(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-QSB ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number 000-30498 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

DDS Technologies USA, Inc.

Former Name if Applicable:

Fishtheworld Holdings, Inc.

Address of Principal Executive Office (Street and Number):

150 East Palmetto Park Road, Suite 510

City, State and Zip Code:

Boca Raton, Florida 33432

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

See Attachment hereto

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph Fasciglione (Name)	(561) (Area Code)	750-4450 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DDS TECHNOLOGIES USA, INC.

             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2005	By:	/s/ Joseph Fasciglione
		Name:	Joseph Fasciglione
		Title:	Chief Financial Officer

ATTACHMENT TO FORM 12b-25

Form 10-QSB for the quarter ended June 30, 2005

PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 because the Registrant, its auditors and the Commission are in discussions regarding how to classify shares of the Registrant’s Series A Preferred Stock issued on April 12, 2005. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

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